December 21, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX</u>

Mr. Thornton Donaldson
President, Secretary, Treasurer and Director
Texola Energy Corporation
4425 Cecile Street
Pierrefonds, Quebec, Canada H9K 1N1

      **RE: Texola Energy Corporation
               Form 10-KSB for the year ended December 31, 2005
               Filed April 17, 2006
               File No. 000-51361**

Dear Mr. Donaldson:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Auditors' Report, page 23

1.   It does not appear that your auditors' report covers the period from October 14, 2003 to December 31, 2003 or the Cumulative Period from September 29, 2005 to December 31, 2005. As such, we are unclear whether this information has been

audited. Please advise us whether this information has been audited, by whom and have your auditors revise their report as necessary.

Statements of Loss, page 26

2. Tell us what consideration you gave to SAB 107.F in determining that your stock-based compensation should be classified separately on your income statement rather thanin the relevant line item in which it would be included had it been paid with cash.

Statements of Cash Flows, page 27

3. Explain to us how you have reflected the disposition of your Audiyo subsidiary in your Statements of Cash Flows. It appears that the disposition of this business resulted in net operating cash flows of approximately $20,000, however it also appears that no cash was received as a result of this transaction. Additionally, it is unclear why any amount received would be reflected as operating cash flows.

Exhibit 31.1

4. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Form 10-Q for the quarter ended September 30, 2006

Note 6., Convertible Debentures, page 16

5. With respect to your $300,000 and $400,000 debt issuances, we note that the conversion price is variable based on the fair value of your stock at the date of conversion. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature for the convertible debenture issued is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information.

Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-3433 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz
Senior Staff Accountant